http://tenderoffer.pixar.com/election/review

The Walt Disney Company

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Election Amendment Review

You have made the following elections with respect to your eligible options:

option date	option number	plan	number of unexercised shares subject to the eligible option	current exercise price per share	new exercise price per share (if offer is accepted)	cash payment per share (if offer is accepted)	total cash payment (if offer is accepted)	amend entire eligible portion?
2006-02-06	04999901	2004	2,300	$10.0000	$10.8700	$0.87	$2,001.00	○ yes ◉ no

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